UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

TABLE OF CONTENTS

1.                  Intelligent Content Enterprises Inc., News Release issued on August 11, 2016 as filed on Sedar on August 15, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

August 15, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

By: /s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

Intelligent Content Enterprises opens 1st global Center of Excellence focussing on proprietary development and innovation for online media, technologies and engagement

Toronto, Canada August 11, 2016 – INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB “ICEIF”) (“ICE” or the “Corporation”), is pleased to announce that it has opened its 1st global innovation Center of Excellence (“ICE COE”), located in Toronto, Canada, to enhance its development and growth of global online media, technologies and support for its proprietary technology platforms, marketing programs and client services. As a key part of the ICE COE mandate, ICE has begun to work with The University of Toronto a top 25 globally ranked university to support ICE’s efforts to in the fields of computer science, linguistic programming, social media, web services, marketing, communications and business. ICE will look to continue to expand its reach to other institutions as the program grows.

Starting with its first Center of Excellence, ICE will provide accelerated digital solutions to the marketplace by partnering bright, young minds with seasoned leadership to explore, create and commercialize new and exciting innovations that will potentially increase the value proposition for online audiences as they explore web and mobile media, advertising and shopping services, locally and globally, and instantly available in over 50 languages through www.digiwidgy.com .

As the ICE Center of Excellence expands, it will begin to increase its scope and reach to include potentially other physical locations as well as remote participation by enterprising individuals, groups and partners around the globe.

“Today’s generation are the new creators, inventors and global strategists as they have an ability to accelerate their experiences to meet the demands of the rapidly evolving online world,” said James Cassina, President and CEO of ICE. “By combining the power of these exceptional young people with the wisdom and experience of some of our key leadership groups, ICE believes that we can create new and innovative solutions that will power the future of globalized content, media, advertising and engagement, where consumption and commerce are ubiquitous.”

On July 26, 2016, ICE and its proposed license and acquisition partner, Catch Star Studios announced the commercial launch of its interactive video platform, Clix.Video™ (www.clix.video), which enables digital and mobile viewers to instantly connect to web and mobile sites by clicking on custom interactive tags within digital videos. Clix.Video™ allows viewers to make social media connections, view extra and exclusive content as well as make online and mobile purchases. All user interactions are made directly via the HTML5 video broadcast, providing a richer, deeper consumer experience related to the video content.

With US digital video advertising on pace to nearly double from its present expected 2016 value of $9.59 Billion to $14.77 Billion by 2019, according to an eMarketer report in February this year, enabling video to have a more robust and direct engagement between users and creators is a key area of focus for Clix.Video™. Recently Facebook announced Facebook Live, allowing users to engage with each other in live video, reinforcing the value of video engagement. Apps and programs like Facebook Live, Skype, Snapchat, and FaceTime by Apple all create potentially innovative opportunities for brands to engage with users in on-demand settings. Clix.Video™ is currently exploring, in addition to its recorded video applications, live overlay technologies to support these platforms. The ICE COE will also work with Clix.Video™ to explore interactive 360 video as it relates to user interaction and commercial opportunities.

Additionally, the ICE COE teams will focus on how content, language and marketing relate in localized geographic regions, allowing advertisers to provide uses with targeted, multi-lingual offerings based on individual and group demographics, particular to a user’s language, not just where they are, creating a more robust value chain between brands and constituents.

For more information, please visit www.intelligentcontententerprises.com

About Intelligent Content Enterprises Inc.

Intelligent Content Enterprises Inc. (ICE) is an emerging Media and Internet company that focuses on the experience of the user, creating brands, products and destinations globally, regionally and by language that are value driven proving an informative, entertaining and engaging look at content.

ICE’s 4 pillar strategy is to drive revenue through technologies, platforms and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

ICE’s first acquisition, Digital Widget Factory provides the baseline infrastructure and technology platform enabling content and media to be disseminated globally, efficiently and effectively, creating economies of scale for distribution in over 50 languages, allowing users to create and participate in the content process and consumption.

Intelligent Content Enterprises is a publicly traded company on the OTC QB Markets under the symbol “ICEIF”

For further information, please contact:

Intelligent Content Enterprises Inc.

Investor Relations: investorrelations@intelligentcontententerprises.com

Certain information regarding the Corporation in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations or the business operations of CSS.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company's financing plans; (ii) trends affecting the company's financial condition or results of operations; (iii) the company's growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words "may," "would," "will," "expect," "estimate," "anticipate," "believe," "intend" and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company's ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company's Form 6-K filings with the Securities and Exchange Commission.